

2023 REPORT

Norbert Health

Dear investors,

This year has been very exciting as we have finally found a strong and convincing product market fit and have locked a life changing deal that guarantees 10m ARR within the next 9 to 12 months.

On the other hand, it has been difficult to fund the company to that point because the VC market has been slow and depressed for the past 12 months. So we raised more capital from angel investors through a new SAFE note - a pre-series A bridge. But we managed to extend the runway to this point and are now looking to raise a larger series A round. We are raising this round now!

We need your help!

We need introductions to several RPM providers or elder care companies. Investment funds who own nursing homes are very relevant as well. We are focused on the US market here but could explore Switzerland, Korea and Japan as well.

On the investment side, we will be looking for introduction to health and AI focused funds that invest at series A stage. Geographies of focus are US, EU, Korea, Japan.

Sincerely,

Alexandre Winter

CEO & Co-Founder

Pauline Sauvage

CFO

Jacques Feldmar

Partner

Saeju Jesse Jeong

Managing Partner

How did we do this year?



REPORT CARD

A-

☺ The Good

We found our product market fit

We developed new AI to run on our device

We focused our business on elder care

☹ The Bad

The team was reduced to save money and extend the runway

We stopped doing business in Europe

We need to raise more capital

2023 At a Glance

January 1 to December 31



$0
Revenue



-$3,700,696
Net Loss



$105,922 +273%
Short Term Debt



$3,770,243
Raised in 2023



$825,000
Cash on Hand
As of 05/ 1/23

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

US$0   US$0



-US$3,330,606

-US$3,700,696

2022   2023

Net Margin: 0%   **Gross Margin:** 0%   **Return on Assets:** -174%   **Earnings per Share:** -$1.19   **Revenue per Employee:** $0

Cash to Assets: 10%   **Revenue to Receivables:** 0   **Debt Ratio:** 15%

📄 Norbert_Health_Financials_and_CPA_Review_Report_2021_and_2022__2_.pdf

📄 Norbert_Health__Inc._-_Financial_Statement_US_GAAP_2023.pdf

We  Our 168 Investors

Thank You For Believing In Us

Saeju Jeong	Hatem Rowaihy	Grigore B. Hreniuc	Steve Fanchiu	John Backer	Jason Franklin Bui
Rachel Baygboe Heermann	Francis A. Cutrone	Dolores Terry	Winston Liu	Shaligram Sharma	Mical Salmonson
Kingsley Ojerinde	Mark Perlmutter	Stephen Harrison	Robert Gill Brennan	Gaurav Shankar	Kevn T
Norman Kennedy	Samuel K Ameyaw MD MBA	Faisal Fahad J Alotaibi	Jr Gayman	Muthu SANKARAN	Richard Clement
Michelle Jackson	John Hawkins	Hagop Artinian	Xavier Capdepon	Guillaume Sakuma	Olivier Dumonceau
Alex Noonan	Sean Winner	José Luis Lorda Cabiro	Jake Rogers	Kristin Retherford	Jeffery Gray
Jonathan Lo	Vitalis Paulins	Scotty Sooner	Liz Barrick	Jeanne Steman Findlay	Cornelia Simpkins
Robert Ball	John McCreery	David Friedman	Manik Dhawan	Ricky Montano	Nhat Nguyen
Manuel Alejandro Madrigal...	Paula Müller	Steve Goldsby	Tim Hanna	J How	Ramu P S
Terry Campbell	Alex Cortinas	Adrian Najar	Eric Bigoness	Michael Sonstein	Giuseppe Oppedisano
Paul M	Reza Gilani	Oller Lee HARRIS	Ellen Flanagan	Ozzy Akay	Ricardo Silva
Hellen Mbithi	Daniel John Gibbons	Andre Neumann-Loreck	Romain Cochet	Nagoor Haja	Sarl Master NL
Tim Thomas	Rajinder Sharma	Elizabeth Conley	Edward Kelly Medlock	Matthew E Grable	Adam Forster
Jerome Pesenti	Nicola Lopes Da Cruz	Laurence Toutounjian	Nanor Beley	Artinian Taline	Francoise LOPRETE
Richard Comisky	Chakar Nancy	Pierre Valade	Vincent Hupertan	Daniela Tatu Chitoiu	Kahn Arnaud
Daniel Maranci	Igor DUMAIRE	Djihe TALATALA	Frédéric ROBINET	Muatasim Noorelahi	Claire Gubian
Nathan Guetta	Alshuaibi Muaath	Bora Celik	Stephane BRUN	Karam Souibri	Olivier Schlatter
Pankaj Guleria	Angel Prado	Hareesha KoratikereRameshappa	Danny Lee	Michael Uwakwe	Chris Angiolillo
Heejung Eun	Boulkoroum FARID	Anthony Lodato	Amaoge Okoye	Hussein Elkheshen	Ben Goodchild
Yogendre Kumar Patel	Owen Griffiths	Debbie Pryse	Joshua Olumuyide	Aravind Babu KADIYALA	Francis Aminkeng N Tatuh
Janet Fannin	Mick Gole	Brittany Diaz	Michael Plath	Enos Smith	Ben Langford
John Hwung	Carter Hanson	Derek Ruffner	Jeanine Brighthooper	Dominic Mustillo	Kathleen Boehler
Daniel Wijaya	Noah Posner	Aaron Haubert	Genesis Milam	Reed Gossman	David Bajula
Mahmudul Zahir	Tony Neal	Adele Renee Durfey	Erling E Jacobsen Jr	Andrew Lee Rutherford	William H Coram Jr
Stephanie Brown	Shailesh Ranjan	Jacqueline Kowalski	William Pentler		

Thank You!

From the Norbert Health Team



Alexandre Winter 🔗

CEO & Co-Founder

A pioneer researcher in AI, Alex founded and exited two tech startups. LTU technologies built the first image based search engine and was acquired by a Japanese public...



Ahmad Gaber in

Chief Commercial Officer

Founded three companies in Healthcare (digital health, biotech, primary care), led corporate strategy at Premier...



Thomas Rosenblatt in

Chief Technology Officer

Software architect at Meta, led backend at Netatmo



John Backer in

VP of Operations

Led hardware and manufacturing at Tasso, long and deep expertise in medical hardware, manufacturing, QMS...



Xin He in

Chief Medical Officer

Graduate of Yale and MIT with experience designing, running and publishing clinical studies. Practicing physician and...

Details

The Board of Directors

Director	Occupation	Joined
Alexandre Winter	CEO and co founder @ Norbert Health	2019
Eric Gossart	Partner @ Serena Capital	2021
Alexis Houssou	Partner @ HCVC	2019
Saeju Jesse Jeong	CEO @ Noom	2023
Ahmad Gaber	CCO @ Norbert Health	2023

Officers

Officer	Title	Joined
Alexandre Winter	Co-founder	2019
Pauline Sauvage	CFO	2023
Jacques Feldmar	CTO	2023
Ahmad Gaber	Chief Commercial Officer	2023

Voting Power ❓

Holder	Securities Held	Voting Power
Exor Seeds LLC	675,793 Preferred stock	21.7%
Alexandre Winter	958,701 Common stock	30.7%

Past Equity Fundraises

Date	Amount	Security	Exemption
09/2019	$3,000,000	Preferred Stock	Section 4(a)(2)
01/2021	$5,000,000	Preferred Stock	Section 4(a)(2)
06/2021	$1,000,000		Section 4(a)(2)
06/2022	$105,890		Section 4(a)(2)
06/2022	$110,000		Section 4(a)(2)
05/2023	$3,479,898	Safe	Section 4(a)(2)
07/2023	$290,345		4(a)(6)

05/2024	$2,400,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
05/01/2024	$2,400,000 ❓	0.0%	30.0%	None	

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Western Technologies Inc (WTI) ❓	06/07/2021	$1,000,000	$465,822 ❓	16.5%	06/03/2024	
BPI ❓	06/01/2022	$105,890	$105,890 ❓	0.0%	06/01/2028	

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	4,553,600	1,225,223	Yes
Series Seed Preferred Stock	898,202	898,202	Yes
Series Seed 2 Preferred Stock	1,051,039	997,439	Yes

Warrants: 0
Options: 1

Form C Risks:

The market could become highly competitive. New technologies by unknown or know competitors may damage the company.

There is a potential risk of security breaches - should the company get hacked. The company could unwillingly violate privacy of users which could prevent business operations and create damages to brand.

There is a potential risk of litigation against company or IP disputes or litigation from dissatisfied customers or violation of laws.

The possibility of issues or delays in our FDA and CE mark certification process would require us to extend our runway to get to the next fund raise

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

A large company could come up with a competing product, which would reduce the market share we can address.

Some long lead time components could be harder to source than we are planning now, which would delay our go to market date.

We have protected our IP efficiently, but the cost of defending it could be high and endanger the company.

Regulations could change in the future, which would require Norbert to change some of its approaches in its regulatory pathway and delay go to market

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Supply change issues could delay our first shipment of devices to the market, as long lead time components can sometimes be hard to find

The venture capital market could be in a difficult situation when we go raise our series A, which would be a challenge to get to the next steps

Catherine Faure is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or

A sale of the Issuer or of assets of the Issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As noted above, the security being offered is a SAFE, which is a convertible security, so it is different than the current classes of stock in the Company, since those are actual stock. Per its terms, the SAFE may not actually convert into stock under certain circumstances.

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❷ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust   ❷
created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the
death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of SAFE Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of SAFE Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the

Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the SAFE Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Norbert Health Inc

Delaware Corporation
Organized July 2019
17 employees
19 morris avenue
Newlab
BROOKLYN NY 11231 https://www.norberthealth.com/

Business Description

Refer to the Norbert Health profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Norbert Health is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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